SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 21)


                  American International Petroleum Corporation
                                (Name of Issuer)

                          Common Stock. $.08 par value
                         (Title of Class of Securities)

                                   026909-20-0
                                 (CUSIP Number)

                               Charles Snow, Esq.
                             Snow Becker Krauss P.C.
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                 April 22, 1997
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].



                                Page 1 of 4 pages



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                                  SCHEDULE 13D

CUSIP No. 026909-20-0                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

          George N. Faris                                            ###-##-####

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

3) SEC USE ONLY


4) SOURCE OF FUNDS
      00  (See Item 3)

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                  [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                  7)  SOLE VOTING POWER
                        3,515,525  (See Item 5)

NUMBER            8)  SHARED VOTING POWER
OF SHARES               None
BENEFICIALLY
OWNED BY          9)  SOLE DISPOSITIVE POWER
EACH                    3,515,525  (See Item 5)
REPORTING
PERSON            10) SHARED DISPOSITIVE POWER
WITH                    None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,515,525 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.3%

14)  TYPE OF REPORTING PERSON
           IN


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                                                               Page 3 of 4 pages

         Except as set forth in this Amendment No. 21 to Schedule 13D (the "Amendment"), the Schedule 13D of the Reporting Person, as amended by Amendments No. 1 through 20, with respect to the shares of Common Stock, par value $.08 ("Shares"), of American International Petroleum Corporation, a Nevada corporation (the "Issuer"), remains in full force and effect.

Item 3.   Source and Amount of Funds or Other Consideration.

         On April 22, 1997, in a privately negotiated transaction, the Reporting Person purchased certain convertible debentures originally issued by the Issuer in an offering pursuant to Regulation S under the Securities Act of 1933, as amended (the "Act"). The Reporting Person then converted the debentures into an aggregate of 895,349 Shares, pursuant to the terms of the debentures. The Reporting Person paid a total of $225,000 for the debentures from his personal funds, which amount was equal to the aggregate principal amount of the debentures.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the additional 895,349 Shares as an investment. The Issuer intends to register the Reporting Person's Shares pursuant to a Registration Statement filed under the Act. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer. The Reporting Person, however, intends to review on a continuing basis his investment in the Issuer and may, depending upon his evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person may be deemed to beneficially own 3,515,525 Shares, representing approximately 9.3% of the outstanding Shares of the Issuer (based on 36,726,539 Shares of the Issuer reported to be outstanding as set forth in the Issuer's Annual Report on Form 10-K for the year ended December 31,
1996).

         The beneficial ownership amount excludes the 29,800 Shares owned by the Reporting Person's wife, Claudette Faris, with respect to which the Reporting Person disclaims beneficial ownership, and excludes 250,000 stock options that are not exercisable within 60 days hereof.



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                                                               Page 4 of 4 pages

         (b) The Reporting Person, as of May 1, 1997, may be deemed to have sole voting power over 3,515,525 Shares (including Shares underlying warrants to purchase 285,669 Shares and options to purchase 952,500 Shares and excluding 250,000 Shares underlying options which are not exercisable until October 22,
1997). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership as to 29,800 Shares owned by Claudette Faris, the Reporting Person's wife, and they are not included in the number stated on lines 7, 9 and 11 of the cover sheet. The Reporting Person may be deemed to have sole dispositive power over 3,515,525 Shares (including such warrants and options to purchase 1,238,169 Shares).

         (c) The Reporting Person has not, in the past sixty days, engaged in any transactions involving Shares of the Issuer.

         (d) and (e) N/A.

Item 7.  Material to be Filed as Exhibits.

         1) Form of 12.5% Series X Senior Subordinated Convertible Redeemable Debenture, due January 2, 1998 (Incorporated by reference from the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 1997).


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 1997

                                                        /s/ George N. Faris
                                                   ----------------------------
                                                          George N. Faris


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